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REPORT TO SHAREHOLDERS
3RD QUARTER 2003
(U.S. DOLLARS)

         For the first nine months of fiscal 2003, International Uranium Corporation ("IUC" or the "Company") recorded a profit of $5,936,525 ($0.09 per share) on revenues of $12,372,505, as compared with a net loss of $4,042,118 ($0.06 per share) for the first nine months of fiscal 2002. The recently completed processing campaign at the Company's White Mesa Mill enabled the Company to recognize previously recorded deferred revenue as revenue when the materials were processed. This mill run also enabled the Company to eliminate its working capital deficit and to move to a positive working capital position of approximately $7.6 million by the end of the third quarter of fiscal 2003.

         During the quarter, the Company completed processing substantially its entire inventory of alternate feed materials from the Ashland 1, Linde, Heritage, and Molycorp sites. Over the entire eleven month campaign, the Company processed approximately 266,700 tons of material. Uranium produced from the mill run is currently being held in circuit and will be further processed to produce salable yellowcake product during the next fiscal year. As of May 24, 2003, the Mill was placed on stand-by, and while on standby the Mill will continue to receive material from the Linde project, as well as some additional material from the Ashland 1 site. The timing of the next mill run will depend on a number of factors such as the uranium price, and the amount of materials that will have been received on site. The Company continues to aggressively pursue other alternate feed opportunities.

         Earlier this fiscal year, the Company formed a 50/50 joint venture, Urizon Recovery Systems, LLC ("Urizon"), with Nuclear Fuel Services, Inc. ("NFS"). Urizon is pursuing a program to reprocess and recycle U.S. Department of Energy ("DOE") surplus uranium-bearing materials. At the end of the second quarter of fiscal 2003, NFS submitted a proposal to the DOE for funding the Urizon program, and in particular, for funding the design, licensing, construction and operation of a blending facility at NFS' Erwin, Tennessee site. DOE materials will be blended at that facility into a form of alternate feed material that will be suitable for processing at the Company's White Mesa Mill. If successful, the program is expected to result in the production, by Urizon, of two to three million pounds per year of yellowcake for a number of years. Urizon continues to monitor the progress of the DOE proposal through the evaluation process, and the Company anticipates a response from the DOE in the first quarter of fiscal 2004. Urizon's other significant effort is the preparation of a license amendment application for processing the blended material at the Company's White Mesa Mill. The Company intends to make its initial submissions to the State of Utah and U.S. Nuclear Regulatory Commission ("NRC") during the fourth quarter of this fiscal year in connection with the license amendment application. Based on current estimates, the license amendment process is anticipated to take six to twelve months to complete.

         On the regulatory front, the Company is in discussions with the State of Utah on regulatory matters regarding its transition to becoming an Agreement State for Uranium Mills, which would mean that the State of Utah would take over from the NRC as the prime regulator for the Mill's activities. Based on the State's current projections, the transition is anticipated to take place in the

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second quarter of fiscal 2004. The Company does not anticipate any issues with the transfer of regulatory authority from the NRC to the State of Utah.

         During this quarter, the Company significantly ramped up activities on its Mongolian precious and base metals exploration program. Efforts were primarily focused on the Company's Tsagaan Tolgoi project in western Mongolia. An option agreement was signed with Datsan Trading Company in the third quarter and the deal was closed within the past couple of weeks. Acquisition of the Datsan properties, combined with the Company's adjoining properties, now gives the Company complete exploration rights to the large Shiveen Gol alkaline igneous complex, within the Tsagaan Tolgoi area. An extensive field program began in April of this year, which included geologic mapping, ground magnetic surveys, ground radiometric surveys, ground IP/resistivity surveys, and extensive systematic geochemical surveys over the western portion of the intrusive complex. These efforts have generated four potential copper/gold/silver targets, and the Company plans to drill two of these targets next quarter. In addition to the work on the Tsagaan Tolgoi project area, the Company has also carried out a number of field programs on its other areas, which have generated additional targets that will be investigated further during the remainder of this field season. The Company continues to have discussions with a number of companies regarding potential joint venture opportunities on specific areas of the Company's precious and base metals exploration program.

         With regard to the Moab Tailings Project, the Company, along with Pipeline Systems Inc., prepared a preliminary cost estimate for the transportation of the Moab tailings via pipeline to the Company's White Mesa Mill for disposal. This estimate was presented to the DOE in the third quarter of fiscal 2003. Based on discussions to date, the DOE remains on schedule to produce a draft EIS by January of 2004, with the final EIS expected to be published by August 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS

         The following discussion and analysis of the financial condition and results of operations for the Company for the period ended June 30, 2003 should be read in conjunction with the consolidated financial statements and accompanying notes. The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada.

OVERVIEW

         IUC is incorporated under the Business Corporations Act (Ontario). As outlined in our 2002 Annual Report, the Company has redefined the focus of its business activities and is now primarily engaged in the business of recycling uranium-bearing waste materials, referred to as "alternate feed materials," for the recovery of uranium, alone or in combination with other metals, as an environmentally preferable alternative to the direct disposal of these waste materials. Alternate feed materials are generally ores or residues from other processing facilities that contain uranium in quantities or forms that can be recovered at the Company's White Mesa uranium mill (the "Mill"). While the Company has had considerable success to date in the development of its alternate feed business, the Company has not to date developed a sufficient backlog of alternate feed material to result in sustained profitable operations for the

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Company. Developing this backlog will be a prerequisite if the Company is to remain profitable and continue with its pursuit of this business in the future. In addition, the Company is engaged in the selling of uranium recovered from these operations in the international nuclear fuel market and sells vanadium and other metals that can be produced as a co-product with uranium.

         The Company owns several uranium and uranium/vanadium mines and exploration properties that have been shut down until uranium and vanadium prices rise to levels to justify reactivation. The Company is seeking potential purchasers for these mining properties and associated mining equipment.

         In the first quarter of fiscal 2003, the Company entered into a joint venture with Nuclear Fuel Services, Inc. ("NFS") for the pursuit of a long-term alternate feed program for the Company's Mill. The joint venture is carried out through Urizon Recovery Systems, LLC, a 50/50 joint venture company. Prior to this quarter, the Company treated its investment in Urizon as a long-term investment. As of this quarter, the Company began consolidating Urizon, on a proportionate basis, into the Company's financial statements.

         In fiscal 2002, the Company initiated a precious and base metals exploration program in Mongolia. The Company is also evaluating other exploration and development opportunities to expand its project portfolio beyond uranium and vanadium.

REVENUES

         Alternate feed processing activities during the first nine months of fiscal 2003 consisted of the receipt, sampling, analysis and processing of Ashland 1, Linde, Heritage and Molycorp materials. Revenues for the third quarter and first nine months of fiscal 2003 of $3,280,601 and $12,372,505 respectively, increased $2,673,510 and $11,503,171 as compared to $607,091 and $869,334 for the comparable periods in fiscal 2002. These increases were due to the alternate feed mill run, which began during the third quarter of fiscal 2002, and was completed on May 23, 2003. The Company receives a recycling fee for a majority of the alternate feed materials once they are delivered to the Mill. A portion of the fees, equal to the costs that are incurred receiving materials, is recognized as revenue, while the remaining recycling fees are recorded as deferred revenue until the material is processed at which time they are recorded as revenue. In addition to the recycling fees, the Company will retain the uranium recovered from these materials, which can be sold in subsequent periods.

         Approximately 39,800 tons of material was received during the first nine months of fiscal 2003 bringing the total received as of June 30, 2003 to over 290,900 tons from the Ashland 1, Linde, Heritage and Molycorp sites. The receipt of material from the Molycorp and Heritage sites is complete. During the remainder of the fiscal year, the Company anticipates continuing to receive material from the Linde site at the current rates, as well as potential additional quantities of material from the Ashland 1 site.

         Tons processed during the first nine months of fiscal 2003 are estimated to be 178,352. As of June 30, 2003, tons processed during this mill run totaled 266,690, leaving approximately 24,300 tons to be processed during the next mill run. The timing of the next mill run will depend on a number of factors such as the uranium price, and the amount of materials that will have been received on site.

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         The Company continues to hold approximately 424,000 pounds of vanadium, as black flake, and approximately 144,000 pounds of vanadium, as vanadium pregnant liquor. Over the past six months, vanadium prices have improved and are currently trading in the range of $1.90 to $2.00 per pound V2O5. The Company is evaluating opportunities to sell its inventory upon further strengthening of the vanadium price.

COST OF PRODUCTS AND SERVICES SOLD

         Process milling expenditures for the third quarter and first nine months of fiscal 2003 of $1,016,566 and $4,511,587, respectively, which represent the costs incurred receiving and processing alternate feed materials, increased $646,807 and $3,868,103 as compared to $369,759 and $643,484 for the comparable periods in fiscal 2002. These increases were primarily due to approximately eight months of mill processing during the first nine months of fiscal 2003 versus approximately one month during the first nine months of fiscal 2002.

         In addition to FUSRAP (Formerly Utilized Sites Remedial Action Program) material from the Linde and Ashland 1 sites, the Company continues to receive deliveries of alternate feed materials from another uranium producer under a long-term arrangement. While the Company will not receive a processing fee for this particular alternate feed material, it will produce uranium from these materials, which will then be sold. As of June 30, 2003, there were approximately 5,680 tons of these materials at the Mill, containing approximately 385,000 lbs of U3O8. Materials received from other uranium producers or private industry sources tend to be relatively high in uranium content but relatively small in volume as compared to FUSRAP materials.

MILL STAND-BY

         Mill stand-by expenses consist primarily of payroll and related expenses for personnel, parts and supplies, contract services and other overhead expenditures required to maintain the Mill on stand-by status until a sufficient stockpile of alternate feed material has been accumulated to justify an efficient mill run. Mill stand-by expenses for the first nine months of fiscal 2003 were $250,443 as compared to $2,291,723 for the first nine months of fiscal 2002. The decrease of $2,041,280 was due to approximately one month of stand-by during the first nine months of fiscal 2003 versus approximately eight months during the first nine months of fiscal 2002.

SELLING, GENERAL AND ADMINISTRATIVE

         Selling, general and administrative expenses consist primarily of payroll and related expenses for personnel, legal, contract services and other overhead expenditures. Selling, general and administrative expenses for the third quarter and first nine months of fiscal 2003 were $926,625 and $2,136,478 respectively. This represents a decrease of $96,452 or 9% and $303,311 or 12% as compared to expenditure levels of $1,023,077 and $2,439,789 for the comparable periods in

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fiscal 2002. The decrease of $303,311 for the comparable nine-month periods was the result of decreased expenditures of $637,741 for legal fees associated with regulatory actions, and other related cost decreases, offset by increases in Urizon expenditures of $334,430.

EXPLORATION

         During the second quarter of fiscal 2002, the Company initiated a precious and base metals exploration effort in Mongolia. This program is being funded 100% by the Company, and the Company holds a 100% interest in the lands that have been licensed for exploration. As of June 30, 2003, the Company had acquired 49 exploration licenses totaling 3.3 million hectares. Detailed field programs were initiated in the 2003 field season. Activities include geologic mapping, geochemical sampling, and conducting geophysical surveys. Exploration property holdings are being refined as fieldwork results become available. Total program expenditures, including capitalized exploration expenditures, for the third quarter and first nine months of fiscal 2003 of $329,903 and $656,990, respectively, increased by $139,536 and $397,882 as compared to $190,367 and $259,108 for the comparable periods in fiscal 2002. These increases were due to the continuation of the exploration program, which involved more extensive exploration work on specific targets.

OTHER INCOME AND EXPENSE

         Net interest and other income for the third quarter and first nine months of fiscal 2003 was $159,083 and $601,475 respectively, as compared to $141,479 and $776,744 for the third quarter and first nine months of fiscal 2002. The decrease of $175,269 during the comparable nine-month periods was the result of a decrease in gains on the sale of short-term investments of $208,276 offset by increases in income from equipment sales of $69,425. In addition, interest income decreased $41,232 during the first nine months of fiscal 2003 due to a decrease in the average cash balances available for investment.

LIQUIDITY AND CAPITAL RESOURCES

         At June 30, 2003, the Company had cash and short-term investments of $5,536,086 and working capital of $7,640,784 as compared to cash and short-term investments of $9,759,946 and a working capital deficit of $82,136 at September 30, 2002. The increase of $7,722,920 in working capital was primarily the result of the Company's processing of alternate feed materials. As the alternate feed materials were processed, deferred revenue was recorded as revenue, which reduced current liabilities and assisted in the elimination of the Company's working capital deficit during the first nine months of fiscal 2003. Deferred revenue of $1,493,931, which is associated with approximately 24,300 tons of alternate feed material that remained in stockpile after completion of the current mill run and is not expected to be processed during the next 12 months, was accounted for as a long-term liability. The Company must continue to generate new sources of alternate feed material to maintain a positive working capital position in future periods.


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         Net cash provided by operating activities was $5,441,499 for the first nine months of fiscal 2003 and consisted primarily of net income from continuing operations of $5,936,525, adjusted for non-cash items of depreciation of $491,718, offset by an increase in trade and other receivables of $958,091 reflecting higher receipts of alternate feed material as well as amounts due from Urizon, and increases in accounts payable and accrued liabilities of $229,595.

         Net cash provided by investment activities was $853,789 for the nine months ended June 30, 2003 and consisted of proceeds from the sale of short-term investments of $2,373,935, offset by purchases of short-term investments of $996,675. Restricted investments decreased by $654,948, primarily reflecting the settlement and termination of the uranium concentrates sale and put option agreement entered into with a third party. A $1,000,000 bond that secured a portion of this transaction was released on January 15, 2003, which resulted in an equal reduction in restricted investments. This reduction in bonding was offset by interest income from restricted investments of $345,052. Exploration expenditures on mineral properties in Mongolia that were capitalized totaled $464,321 during the first nine months of fiscal 2003, and investment in intellectual property from Urizon was $750,000. Intellectual property represents the Company's 50% interest in Urizon's technology.

         Net cash used in financing activities for the nine months ended June 30, 2003 totaled $9,263,694 and consisted primarily of a decrease in deferred revenues of $9,405,263, offset by cash received from share options exercised of $430,786. Deferred revenues represent proceeds received or receivable on delivery of alternate feed materials but in advance of the required processing activity. As the Ashland 1, Linde, Heritage and Molycorp materials were processed; the deferred revenue was reclassified as revenue. The cost of processing these materials was recorded as process milling expenditures and the Company's cash position was decreased by the cost of processing.

ENVIRONMENTAL RESPONSIBILITY

         The Company reviews the anticipated costs of decommissioning and reclaiming its Mill and mine sites as part of its environmental planning process. The Company also formally reviews the Mill's reclamation estimate annually with the U.S. Nuclear Regulatory Commission. Based on these reviews, it was determined that the Company's estimated reclamation obligation of $12,320,983 is sufficient to cover these projected future costs. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company's financial statements.

         The Company has posted bonds as security for these liabilities and has deposited cash, cash equivalents, and fixed income securities as collateral against these bonds. At June 30, 2003, the amount of these restricted investments collateralizing the Company's reclamation obligations was $12,011,989.

         As mentioned in previous reports, the Company had detected some chloroform contamination at the Mill site that appeared to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and septic drain fields that were used for laboratory and sanitary wastes prior to construction

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of the Mill's tailings cells. In April 2003, the Company reached agreement with its regulatory authorities on the classification of the chloroform contamination. As a result, the Company was able to commence an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill's tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant.

RESEARCH AND DEVELOPMENT

         The Company does not have a research and development program per se. Process development efforts expended in connection with processing alternate feed materials are included as a cost of processing. Process development efforts expended in evaluating potential alternate feed materials that are not ultimately processed at the Mill are included in Mill overhead costs. The Company does not rely on patents or technological licenses in any significant way in the conduct of its business.

TREND INFORMATION

         During the period 1997 through 2000, the Company saw a deterioration in both uranium and vanadium prices, from $11.00 per pound of U3O8 and $4.10 per pound of V2O5 in October 1997 to $7.40 per pound of U3O8 and $1.70 per pound of V2O5 at the end of September, 2000. As a result of these decreases in commodity prices, the Company decided to cease its uranium and uranium/vanadium mining and exploration activities in 1999, and has shutdown all of its uranium and uranium/vanadium mines and its Mongolian Gurvan-Saihan Joint Venture pending significant improvements in commodity prices. Also as a result of these market events, the Company decided to marshal its resources to concentrate its operations primarily on the continuing development of the alternate feed, uranium-bearing waste recycling business. Although uranium prices have increased to $11.20 per pound U3O8 as of July 31, 2003, and vanadium is currently trading in the range of $1.90 to $2.00 per pound V2O5, prices are still too low to justify the operation of the Company's mines or development of its Gurvan-Saihan Joint Venture.

         Although the Mill's tailings system currently has capacity to process all of the alternate feed materials under contract with the Company, this capacity is expected to run out within the next one to three years, depending on the level of success of the Company in entering into contracts for the processing of additional feed materials. In order to provide additional tailings capacity, the Company will have to repair existing tailings Cell No. 4A, at an estimated cost of $1.5 to $3.0 million. In addition, if Cell No. 4A is put into use, the reclamation obligation for the Mill would increase by approximately $1.0 million, which would require an increase in the Mill's reclamation bond by that amount. The repair of Cell No. 4A will provide the Company with approximately 2 million tons of additional tailings capacity, which should be ample capacity for the foreseeable future.

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OUTLOOK FOR 2003

         With the formation of the Urizon joint venture with NFS the Company will focus on the license amendment approval process for that project, which is anticipated to be initiated in the fourth quarter of fiscal 2003. During the third quarter, NFS submitted a proposal to the U.S. Department of Energy ("DOE") for funding of the Urizon project. The Company does not expect to know the outcome of the proposal until the first quarter of fiscal 2004.

         The Company continues to monitor the preparation of and provide input into DOE's Environmental Impact Statement for the Moab Tailings Project.

         The current processing campaign at the White Mesa Mill was completed on May 23, 2003, and the Mill was placed on stand-by. While on standby, the Mill will continue to receive material from the Linde project, as well as potential additional quantities from the Ashland 1 site. The timing of the next mill run will depend on a number of factors such as the uranium price, and the amount of materials that will have been received on site. The Company continues to aggressively pursue other alternate feed opportunities.

         Due to depressed uranium and vanadium markets, the Company suspended all of its U.S. uranium and uranium/vanadium mining activities in 1999. The Company intends to keep those properties, as well as the Gurvan-Saihan Joint Venture, in a shutdown status indefinitely, pending any significant improvements in commodity prices. The Company also continues to seek potential purchasers for its uranium and uranium/vanadium mining properties and associated mining equipment.

         For the 2003 exploration season in Mongolia, the Company is conducting field exploration programs on the Company's extensive base and precious metals licenses. Exploration work consists of detailed mapping, geochemistry and geophysics, to elevate the Company's best prospects to drill targets. The exploration program is currently being funded 100% by the Company. The Company's plan to form a new subsidiary that will hold the Mongolian precious and base metals exploration properties as well as the Company's 70% interest in the Gurvan-Saihan Joint Venture has been placed on hold pending improvements in market conditions.

RISKS AND UNCERTAINTIES

         Under the NRC's Alternate Feed Guidance, the Mill is required to obtain a specific license amendment allowing for the processing of each new alternate feed material. Various third parties have challenged certain of the Mill's license amendments, although none of such challenges has been successful to date. The Company intends to continue to defend its positions and the validity of its license amendments and proposed license amendments. If the Company does not ultimately prevail in any such actions and any appeals therefrom, the Company's ability to process certain types of alternate feed materials, in certain circumstances, may be adversely affected, which could have a significant impact on the Company.


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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere in this Report to Shareholders constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

         Risk factors that could affect the Company's future results include, but are not limited to, competition, environmental regulations, reliance on alternate feed income, the ability to develop the alternate feed business, changes to reclamation requirements, dependence on a limited number of customers, volatility and sensitivity to market prices for uranium and vanadium, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, replacement of reserves and production, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction) and other operating and development risks.